UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 5, 2019

_____

In the Matter of

7 Venture Group, Inc.
8105 Irvine Center Drive, Suite 900
Irvine, CA 92618

File No. 333-200554

_____

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

      7 Venture Group, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

      7 Venture Group, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 5, 2019.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary